Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces
Closing of the Transaction for an Equity Investment in CPV Renewable

Singapore, November 14, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) subsidiary OPC Energy Ltd. (“OPC”) has announced the completion of previously announced investment (the “Transaction”) by Harrison Street, a U.S. private equity infrastructure fund (the “Investor”) in CPV Renewable Power LLC ("CPV Renewable") on November 13, 2024 (the "Closing Date").

OPC announced that in accordance with the terms of the Transaction, on the Closing Date, the Investor funded $200 million of its investment in CPV Renewable (out of the total investment amount of $300 million) and 33.33% of the ordinary interest in CPV Renewable were issued to the Investor. OPC expects the remaining $100 million of the investment to be funded in 2025 subject to and in accordance with terms of the Transaction.

For further information on the Investment, see Kenon’s Reports on Form 6-K furnished on July 14, 2024 and August 18, 2024.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the Transaction, including the terms thereof such as the expected receipt and timing of the remaining payment, and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to the Transaction including the remaining payment, risks relating to the financial, accounting, tax and other impacts of the Transaction and other risks and uncertainties, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.